Arm Announces Appointment of Ami Badani as Chief Marketing Officer

CAMBRIDGE, England, Nov. 13, 2023 – Arm Holdings plc (Nasdaq: ARM, “Arm”) today announced the appointment of Ami Badani as chief marketing officer (CMO) with immediate effect. Badani will lead the Arm global marketing organization and report to Arm CEO Rene Haas.

“Arm is foundational to the world’s most advanced technology companies and is at the forefront of the semiconductor industry’s transition to AI,” said Badani. “It is an incredible time to join Arm and I look forward to working with a world-class team.”

Badani joins Arm from NVIDIA, where she held the role of Vice President of Marketing and Developer Products. At NVIDIA, her responsibilities included cultivating the developer ecosystem for Data Processing Units (DPUs), driving the data strategy for Generative AI and leading the company’s product and technical marketing efforts for the data center portfolio, one of NVIDIA’s largest growth areas.

“As we continue to advance the Arm compute platform, reaching a more diverse set of customers and developers in the AI era is critical,” said Rene Haas, chief executive officer, Arm. “Ami’s experience in AI and proven track record in creating awareness among developer ecosystems make her a natural fit to lead our marketing efforts in building the future of computing on Arm.”

Badani brings to Arm a unique mix of technology marketing, product management, strategy and investment experience. Prior to NVIDIA, Ami was CMO at Cumulus Networks, a provider of enterprise-class software that was acquired by NVIDIA in 2020. Badani also held marketing and product management leadership roles at several technology companies, including Cisco Systems. Prior to joining Cisco, Badani worked as an investment banker at Goldman Sachs and J.P. Morgan.

Badani holds an MBA from the University of Chicago Booth School of Business and a B.S. in business from the University of Southern California.

About Arm

Arm is building the future of computing. Our energy-efficient processor designs and software platforms have enabled advanced computing in more than 270 billion chips and our technologies securely power products from the sensor to the smartphone and the supercomputer. Together with 1,000+ technology partners, we are enabling artificial intelligence to work everywhere, and in cybersecurity, we are delivering the foundation for trust in the digital world – from chip to cloud. The future is being built on Arm.

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